Exhibit 12.1

	For the Fiscal Years Ended September 30,
	2011	2010	2009	2008	2007
(in thousands, except ratios)
Net income	$111,843	$7,454	$117,352	$146,531	$171,898
Fixed charges	130,402	133,737	132,691	128,861	126,975
Amortization of capitalized interest	2,229	2,231	2,214	2,031	2,641
Capitalized interest	—	(66)	(1,062)	(6,548)	(1,673)
Loss attributable to non-controlling interests	2,134	2,258	1,992	2,729	648
Earnings	$246,608	$145,614	$253,187	$273,604	300,489
Interest expense, inclusive of accretion of bond discount and net of capitalized interest	$110,560	$109,578	$101,407	$88,962	$90,528
Capitalized interest	—	66	1,062	6,548	1,673
Amortization of debt issuance costs	7,150	7,206	8,282	4,831	3,835
Interest portion of rental expense (1)	1,326	1,461	1,515	1,435	1,145
Accretion of discount to the relinquishment liability	11,366	15,426	20,425	27,085	29,794
Fixed charges	$130,402	$133,737	$132,691	$128,861	$126,975
Ratio of earnings to fixed charges (2)	1.89	1.09	1.91	2.12	2.37
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(1)	A 10% factor was utilized to calculate the interest portion of rental expense, which the Authority believes to be a reasonable approximation.

(2)	Pursuant to Item 503 of Regulation S-K.